UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Flat Rock Capital Corp.

(Name of Subject Company (Issuer))

Flat Rock Capital Corp.

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

Robert K. Grunewald

Chief Executive Officer

Flat Rock Capital Corp.

1350 6th Avenue, 18th Floor

New York, NY 10019

(212) 596-3413

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1401 Eye Street, N.W.

Washington, DC 20005

(202) 408-5153

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$8,675,174	$1,051.43

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 433,109 shares of common stock, par value $0.001 per share, of Flat Rock Capital Corp. at a price equal to $20.03 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for 10/1/2018 to 9/30/2019, equals $121.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,051.43	Filing Party: Flat Rock Capital Corp.
Form or Registration No.: Schedule TO	Date Filed: October 24, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2018 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by Flat Rock Capital Corp., a Maryland corporation (the “Company”), to purchase up to 433,109 shares of its issued and outstanding common stock, par value $0.001 per share (the “Common Stock”), which amount represents 25% of the Company’s total issued and outstanding shares of Common Stock as of October 23, 2018, at a price equal to the net asset value per share on November 26, 2018 (the “Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2018 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, dated October 24, 2018, (“Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO, the Offer to Purchase and Letter of Transmittal to reflect an amendment to the Offer to Purchase and Letter of Transmittal to extend the expiration date from November 26, 2018 to December 4, 2018 in order to give the Company’s stockholders additional time to evaluate the Offer and to make other updates. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

Each reference to the Expiration Date of “November 26, 2018” in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with “December 4, 2018.”

Each reference to the date by which stockholders can withdraw their tendered shares if they have not been accepted for payment by that date of “December 24, 2018” in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with “January 3, 2019.”

Each reference to the Purchase Price date of “November 26, 2018” in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with “December 4, 2018.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
99(a)(2)(A)	Public Announcement, dated November 1, 2018 (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018

Flat Rock Capital Corp.

By:	/s/ Robert K. Grunewald
Name:	Robert K. Grunewald
Title:	Chief Executive Officer

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